September 19, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

                   Jan Woo

Re:	GlassesOff Inc.
Registration Statement on Form S-1
Filed August 1, 2014
File No. 333-197807

Ladies and Gentlemen:

On behalf of GlassesOff Inc., a Nevada corporation (the “Company”), the following response is to the comment letter, dated August 27, 2014 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Registration Statement on Form S-1, File No. 333-197807 (the “Original Registration Statement”).

Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment” and the Original Registration Statement as amended by the Amendment, the “Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

General

1.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Revise the remainder of the filing accordingly.

The Amendment includes updated financial statements pursuant to Rule 8-08 of Regulation S-X, and the remainder of the filing has been revised accordingly.

Prospectus Cover Page

2.	Disclose the total number of shares that are being concurrently offered by the selling stockholders of the company and the portion of that total offered by means of a separate prospectus. We note that a registration statement on Form S-1 (333-197432) was declared effective on July 29, 2014.

In response to the Staff’s comment, the Amendment contains the following statement on the cover page of the prospectus contained therein:

“In addition to the 5,000,000 shares of Common Stock offered hereby, certain shareholders of the Company, other than the selling stockholders named in this prospectus, are concurrently offering 4,000,000 shares of Common Stock under our Registration Statement on Form S-1 (file no. 333-197432) and 53,303,534 shares of Common Stock under our Registration Statement on Form S-1, as amended (file no. 333-191951).”

3.	Please revise the prospectus cover page to summarize how the price at which the selling shareholder will purchase the shares under the equity line compares to the market price, specifically the discount being offered to the selling shareholder. Also revise the cover page to discuss how the selling price to investors will be computed. See Item 501(a)(3) and Item 508(a)(8)(ii) of Regulation S-K. In the plan of distribution section, describe the distribution techniques you reference on page 55 including the “exchange distribution” and the specific “applicable exchange” rules that you note apply to type of distribution. Also, describe how the selling shareholders may distribute shares “through the writing or settlement of options of other hedging transactions, whether through an options exchange or otherwise.” Tell us why you believe each of these distribution methods is available for an equity line transaction.

In response to the Staff’s comment with respect to how the price at which the selling stockholder will purchase the shares under the equity line compares to the market price, the Company added the following to the cover page to the prospectus contained in the Registration Statement:

“The price per share of the Common Stock to YA Global under the SEDA equals 98.5% of the lowest daily volume weighted average price of the Common Stock as quoted by Bloomberg, L.P., which we refer to as the Market Price, during the five consecutive trading days commencing immediately subsequent to the date on which we deliver to YA Global a notice of our election to effect an advance under the SEDA. In no event will the Market Price be less than 85% of the daily volume weighted average price of the Common Stock on the trading day immediately preceding the date on which we deliver such notice to YA Global.”

In response to the Staff’s comment with respect to the computation of the selling price to investors, the Company included the following revised disclosure on the cover page to the prospectus contained in the Registration Statement:

“The shares of Common Stock described in this prospectus may be offered for sale by the selling stockholders from time to time on the OTCBB or any other stock exchange, market or trading facility on which the shares are traded, in privately negotiated transactions or in any combination of the foregoing. These sales may be at fixed or negotiated prices, which will be determined only at the time of sale by then prevailing market prices for our Common Stock or otherwise at negotiated prices. The selling stockholders are not required to sell any specific number of shares or dollar amount of Common Stock. We will not receive any proceeds from the sale of shares of Common Stock by the selling stockholders. Please see “Plan of Distribution” beginning on page 55.”

With respect to the Staff’s comment regarding the plan of distribution, the Company deleted both the “exchange distribution” and “writing or settlement of options or other hedging transactions” as distribution methods described in the plan of distribution contained in the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page 1

4.	Please move the disclaimers and explanations that appear on page 1 through 3 to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

In response to the Staff’s comment, the Company has moved the disclaimers and explanations contained on pages 1 through 3 of the Original Registration Statement to instead immediately follow the Risk Factors section contained in the Amendment.

Risk Factors

5.	Include a discussion of the likelihood that you will receive, or need, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, please explain why you and YA Global selected $15 million as the maximum amount available under the equity line agreement.

In response to the Staff’s comment, the Amendment contains the following risk factor:

“The Company may not require or receive the full amount of proceeds available under the SEDA.

As discussed under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus, management believes that the Company’s current cash on hand will enable it to continue its planned operations for at least the next twelve months with no need for additional funding. However, the Company’s future capital requirements will depend on many factors, including requirements for investment in developing new product versions for new territories (localization), new devices and new platforms, and potentially development of new products. Furthermore, the Company’s expected ramp-up in sales and marketing activities will require significantly greater resources. Given the foregoing, management negotiated with YA Global a three-year term for the SEDA together with $15,000,000 potentially available thereunder, which is intended to provide capital to the Company on an as-needed basis. The Company is not required to draw funds under the SEDA, and the Company may not require or receive the full amount of proceeds available under the SEDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.””

6.	It appears that the company may not be able to obtain the full $15 million agreed to in the Standby Equity Distribution Agreement based on the current price levels of the company’s stock and the number of shares that are being registered. Please revise the prospectus to clarify the amount of funds that you will be able to obtain based on the current price level to provide context for your references to the $15 million commitment.

In response to the Staff’s comment, the Amendment contains the following risk factor:

“Based on the closing price of our Common Stock on September 17, 2014, the 5,000,000 shares of Common Stock registered under the Registration Statement, of which this prospectus forms a part, will not allow us to obtain the full $15 million available under the SEDA.

Among other conditions precedent to our ability to draw on the SEDA, any shares of Common Stock that we desire to cause YA Global to acquire thereunder must be registered for resale pursuant to an effective registration statement. On September 17, 2014, our Common Stock closed at $1.15 per share, as reported by the OTCBB. At such price, the 5,000,000 shares of Common Stock registered under the Registration Statement of which this prospectus forms a part (not including 103,301 shares of Common Stock registered under such Registration Statement, which are already issued and outstanding) would allow us to draw only $5,631,203.85 of the $15,000,000 potentially available to us under the SEDA. Unless the price of our Common Stock rose substantially, we would be required to file an additional registration statement with the SEC in order to access the full $15,000,000 available to us under the SEDA, which would likely delay our ability to effect subsequent draws thereunder.”

7.	You have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Further, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

In response to the Staff’s comment, the Amendment contains the following risk factor:

“We are not a fully reporting company under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act; therefore, we are subject only to the reporting requirements of Section 15(d) of the Exchange Act.

Until our Common Stock is registered under the Exchange Act, we will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act, which we refer to as Section 15(d). Section15(d) requires that issuers file periodic and current reports with the SEC when they have issued any class of securities for which a registration statement was filed and became effective pursuant to the Securities Act. The purpose of Section 15(d) is to ensure that investors who buy securities in registered offering are provided with the same information on an ongoing basis that they would receive if the securities they purchased were listed on a securities exchange or the issuer were otherwise subject to periodic reporting obligations. However, companies that are required to report only under Section 15(d) are not subject to some of the Exchange Act reporting requirements. For example, companies that are required to report only under Section 15(d) are not subject to the short-swing profit reporting requirements contained in Section 16 of the Exchange Act, the beneficial ownership reporting requirements contained in Section 13 of the Exchange Act, the institutional investor reporting rules or the third-party tender offer rules. Additionally, stockholders in a company that is required to report only under Section 15(d) are not entitled to the benefits of the Exchange Act’s proxy rules contained in Section 14 of the Exchange Act.

The reporting obligations under Section15(d) are automatically suspended when: (i) any class of securities of the issuer reporting under Section 15(d) is registered under Section 12 of the Exchange Act; or (ii) at the beginning of the issuer’s fiscal year, other than the year in which the applicable registration statement became effective, if the class of securities covered by the registration statement is held of record by fewer than 300 persons. In the latter case, the Company would no longer be subject to periodic reporting obligations so long as the number of holders remained below 300 unless we filed a registration statement with the Securities and Exchange Commission under Section 12 of the Exchange Act. If our obligation to file reports under Section 15(d) is suspended (other than due to our having registered our Common Stock under Section 12 of the Exchange Act), then investors will have reduced visibility with respect to the Company, its financial condition and results of operations.”

8.	Please provide an analysis as to whether you will be eligible for quotation on the OTC markets, specifically the OTCQB, if you become a voluntary filer. The company will need to be quoted on the OTCBB, OTCQB or listed on a national securities exchange as it draws on the equity line. If your stock were removed from quotation on the OTCQB and were you to become a voluntary filer, the equity line would not continue to meet the required conditions for equity line distributions. Please advise.

We respectfully submit to the Staff that if the Company were to become a voluntary filer, it would be unable to draw under the Standby Equity Distribution Agreement (the “SEDA”) irrespective of whether the Company were quoted on the OTCQB or otherwise. Under the SEDA, the Company may not draw on the equity line unless, among other conditions precedent, “[t]here is an effective [registration statement] pursuant to which the [investor] is permitted to utilize the prospectus thereunder to resell all of the Common Stock issuable pursuant to such [draw on the equity line].”

The Company’s filing obligations under Section 15(d) of the Exchange Act would be automatically suspended if at the beginning of its fiscal year, other than the year in which the Registration Statement became effective, the class of securities covered by the Registration Statement was held of record by fewer than 300 persons. In order to maintain the effectiveness of the Registration Statement (a condition to the Company’s ability to draw on the equity line), the Company must file a post-effective amendment thereto for purposes of Section 10(a)(3) of the Securities Act. It is clear that the effective date of such post-effective amendment would be deemed a new effective date for purposes of Section 10(a)(3) and Section 11 of the Securities Act (see Staff C&DI – Securities Act Forms – 113.08), and we believe that the effective date of such post-effective amendment would be also be deemed to be a new effective date for the Registration Statement, which would preclude the automatic suspension of the Company’s obligation to file reports pursuant to Section 15(d) (see Staff C&DI – Exchange Act Rules – 151.03). Given the foregoing, the Company will not become a voluntary filer for so long as it satisfies the condition under the SEDA that the Registration Statement continue to be effective.

Our issuance of shares of Common Stock under the SEDA could contribute to the decline . . ., page 21

9.	Please expand this risk factor to clarify the dilutive effects of this offering by providing investors with quantified information regarding how possible declines in future prices of your common stock, coupled with draws under the agreement with YA Global, may affect the number of outstanding shares.

In response to the Staff’s comment, the risk factor identified by the Staff has been amended to read in its entirety as set forth below and in the Amendment:

“Our issuance of shares of Common Stock under the SEDA could contribute to the decline of the price of the Common Stock, which may also lead to additional dilution of the ownership interests of our existing stockholders.

We believe YA Global intends to promptly resell the shares of Common Stock that we sell to it under the SEDA, and such resales could cause the market price of the Common Stock to decline significantly. If the market price of our Common Stock declines, then any subsequent sales by us to YA Global under the SEDA would require that we issue a greater number of shares of Common Stock to YA Global in exchange for each dollar paid to us by YA Global, which would further increase the number of shares of Common Stock outstanding.

Solely for purposes of illustration, if we were to draw $500,000 under the SEDA at a price per share to YA Global of $1.25, then we would be required to issue to YA Global an aggregate of 400,000 shares, which would increase the number of shares outstanding by approximately 0.7% as of September 12, 2014. If the price of our Common Stock to YA Global were to decline, and the price per share to YA Global under the SEDA was $0.75, whether such decline was due to market sales by YA Global or otherwise, and we were to draw $500,000 under the SEDA, then we would be required to issue to YA Global an aggregate of approximately 666,667 shares of Common Stock, which would increase the number of shares outstanding by approximately 1.2% as of September 12, 2014. Therefore, any decline in the market price of our Common Stock, followed by a draw by us under the SEDA, would cause relatively greater dilution to your interest as a stockholder than such a draw would have caused prior to such decline. Also, the sale of Common Stock under the SEDA could encourage short sales by third parties, which could contribute to the further decline of the price of the Common Stock.”

The Standby Equity Distribution Agreement, page 42

10.	We note your statement on page 42 that YA Global is not permitted to assign or transfer its rights or obligations under the Standby Equity Distribution Agreement. This appears to be consistent with Article 11.01 of your standby equity distribution agreement filed as Exhibit 10.1 to your Form 8-K filed July 3, 2014. However, you refer several times in this registration statement to YA Global’s “assignees” or “transferees.” Please revise. Note that you will be unable to proceed with this indirect primary offering unless your equity line agreement with YA Global prohibits the transfer of YA Global’s interest prior to exercise under the arrangement. Refer to Question 139.16 of our Compliance & Disclosure Interpretations of the Securities Act Rules available on our website.

Question 139.16 of the Staff’s Compliance and Disclosure Interpretations (“Question 139.16”) reads as follows:

“Question 139.16

Question: If the investor is permitted to transfer its obligations under the equity line, will the transaction be “completed”?

Answer: No, because the investor is not irrevocably bound. [Nov. 26, 2008]”

Consistent with Question 139.16, and as noted by the Staff, the Company discloses on page 42 of the Original Registration Statement that YA Global “may not assign or transfer its rights or obligations under the [Standby Equity Distribution Agreement].” The following specific provisions contained in the SEDA are also consistent with Question 139.16:

(i) YA Global’s representation and warranty given in Section 3.04 of the SEDA, which reads, in relevant part, “[YA Global] agrees not to assign or in any way transfer [YA Global’s] rights or obligations under [the SEDA] or any interest therein and acknowledges that the Company will not recognize any purported assignment or transfer, except in accordance with applicable Federal and state securities laws. No other Person has or will have a direct or indirect beneficial interest in the Common Stock purchased by [YA Global] hereunder.”

(ii) Section 11.01 of the SEDA, which reads, “Neither [the SEDA] nor any rights of the parties [thereto] may be assigned to any other Person.”

We respectfully submit to the Staff that the only references to YA Global’s assignees or transferees contained in the Original Registration Statement (first paragraph of cover page of prospectus; second paragraph contained in the section entitled, “Selling Stockholders”; and first sentence contained in the section entitled, “Plan of Distribution”) refer to YA Global’s assignees or transferees of shares of the Company’s common stock rather than to any of YA Global’s rights or obligations under the SEDA. Therefore, we believe that the statements with respect to “assignees” and “transferees” contained in the Original Registration Statement are consistent with Question 139.16.

Selling Stockholders, page 45

11.	As your standby equity distribution agreement is with YA Global Master SPV Ltd., please explain the relationship between YA Global Master SPV Ltd. and YA Global II SPV LLC which is offering shares for resale in this registration statement. Revise to include a concise overview of the role of each selling shareholder in this transaction on the prospectus cover page and a materially complete discussion of the relationship in this section of the prospectus.

In response to the Staff’s comment, the third paragraph contained on the cover page to the prospectus contained in the Original Registration Statement has been amended to read in its entirety as follows and is set forth as paragraph three on the cover page to the prospectus contained in the Amendment:

“The shares of Common Stock offered by the selling stockholders hereunder have been or may be issued pursuant to a standby equity distribution agreement, referred to as the SEDA, which we entered into with YA Global on July 1, 2014. YA Global II is an affiliate of YA Global, having the same beneficial owners as YA Global. In the ordinary course of YA Global’s business, YA Global directs certain fees otherwise payable to YA Global in connection with various transactions to instead be paid to YA Global II. Pursuant to the terms of the SEDA, the Company agreed to pay to YA Global or its designee a commitment fee in an aggregate amount of up to $450,000, which is payable either in cash or shares of Common Stock. The first $150,000 of the commitment fee became payable upon execution of the SEDA, and, at the direction of YA Global, the Company issued to YA Global II (as YA Global’s designee) an aggregate of 103,301 shares of Common Stock in satisfaction thereof. Please refer to the section of this prospectus entitled “Standby Equity Distribution Agreement” for a description of the SEDA and the section entitled “Selling Stockholders” for additional information regarding YA Global and YA Global II.”

In response to the Staff’s comment, the following has been included in the “Selling Stockholders” section of the prospectus contained in the Registration Statement:

“YA Global serves as the investment vehicle on behalf of YA Offshore Global Investments II, Ltd. and YA Global Investments II, (U.S.), LP, which are collectively referred to as the Feeder Funds. The Feeder Funds invest substantially all of their assets in YA Global. YA Global II is an affiliate of YA Global, having the same beneficial owners as YA Global. In the ordinary course of business, YA Global II may receive fees from affiliated portfolio companies as compensation payable to YA Global in connection with YA Global’s entering into various transactions. These may include, among other things, commitment fees, implementation fees and advance fees. Pursuant to the terms of the SEDA, the Company agreed to pay to YA Global or its designee a commitment fee in an aggregate amount of up to $450,000, which is payable either in cash or shares of Common Stock. The first $150,000 of the commitment fee became payable upon execution of the SEDA, and, at the direction of YA Global, the Company issued to YA Global II (as YA Global’s designee) an aggregate of 103,301 shares of Common Stock in satisfaction thereof.”

Plan of Distribution, page 55

12.	On pages 21 and 55, you state that the selling stockholders may sell the shares under Rule 144. Since YA Global is acting as an underwriter in its role of distributing securities acquired under the Standby Equity Distribution Agreement, it does not appear that reliance upon Rule 144 would be available to YA Global. Additionally, since Rule 144 is available for the sale of “restricted securities” and securities held by affiliates of the issuer, it does not appear that Rule is applicable to the public distribution you are conducting and are describing in the prospectus. Please advise.

In response to the Staff’s comment, the Company has deleted all references to Rule 144 contained in the Plan of Distribution, except in the penultimate sentence of the Plan of Distribution, which describes only the Company’s obligation under the SEDA to maintain the effectiveness of the Registration Statement.

13.	You state on the prospectus cover page and on page 55 that the selling stockholders “may be deemed” to be “underwriters.” Please revise to consistently identify the selling shareholders as underwriters throughout your filing, as applicable, and note that such disclosure should be included in any post-effective amendment or prospectus supplement. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22 available on our website.

We respectfully submit to the Staff that the Company consistently identified the selling stockholders named in the Original Registration Statement as underwriters. The qualified statements identified by the Staff and contained on the cover page of the prospectus and on page 55 thereof refer only to “broker-dealers or agents that participate with the selling stockholders”, which broker-dealers or agents “may be deemed” to be “underwriters.”

The Company will ensure that any post-effective amendment or prospectus supplement to the Registration Statement retains such consistent identification of the selling stockholders as underwriters.

Exhibit 5.1

14.	The legality opinion states that the five million shares being registered “will be validly issued, fully paid, and non-assessable.” However, we note that 103,301 shares of the five million shares were issued as part of the commitment fee and paid upon the execution of the standby equity distribution agreement. Please advise whether the 103,301 are currently outstanding and provide a revised opinion to the extent appropriate.

The Company advises the Staff that the 103,301 shares of the Company’s common stock are currently outstanding. In response to the Staff’s comment, the Company has filed as Exhibit 5.1 to the Amendment a revised legal opinion.

* * *

As requested, we acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

GLASSESOFF INC.

/s/ Nimrod Madar
Nimrod Madar, President and Chief Executive Officer

cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.